[JONES DAY LETTERHEAD]
May 8, 2014
Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4546
Washington, D.C. 20549

Re:	Macy’s, Inc. Form 10-K for the Fiscal Year Ended February 1, 2014 Filed April 2, 2014 File Number 001-13536
Dear Ms. Thompson:
On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated May 2, 2014 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filing (the “Form 10-K”).
The Company’s responses to the comments presented in your letter are set forth below. The text of the applicable comment precedes each of the Company’s responses. Page references are to pages of the Form 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.
We note that you changed your presentation of comparable sales to present both comparable sales growth and comparable sales growth including sales of departments licensed to third parties. Additionally, we note that during your year-end earnings call, you suggested that investors should focus on comparable sales growth including sales of departments licensed to third parties when analyzing the company in the future due to the transition of certain departments from owned to licensed during fiscal 2013 and your expectation of continued growth of the licensed department business model in the future. We have the following comments:

Ms. Jennifer Thompson
Securities and Exchange Commission
May 8, 2014

•
Please tell us and clarify to your investors whether the fiscal 2013 comparable sales growth of 1.9% includes commissions received from licensed departments or whether it only represents same store sales for owned departments. In this regard, footnote (1) on page 15 defines this metric as the percentage change in net sales from stores in operation throughout the periods being compared plus all Internet sales, adjusting for the extra week in fiscal 2012. Since the net sales balance on the face of your statements of operations includes commission revenue, it is unclear to us whether this calculation of the change in net sales from stores and the Internet also includes commission revenue. If this metric includes commission revenue, please explain why you appear to be double counting the growth in sales of licensed departments by including both the growth in the underlying licensed departments’ sales and the growth in the related commission revenue within your calculation of comparable sales growth including sales of departments licensed to third parties.

Response: The increase in comparable sales for 2013 of 1.9% does not include commissions from licensed departments. Note 1, on page 16, states that comparable sales “represents the period-to-period percentage change in net sales from stores in operation throughout the year presented and the immediately preceding year and all net Internet sales, adjusting for the 53rd week in 2012, excluding commissions from departments licensed to third parties.” (Emphasis added)
In addition, Note 2, on page 16, explains that (1) the Company licenses third parties to operate certain departments in its stores and online and receives commissions from these third parties based on a percentage of their net sales, (2) the Company includes these commissions (rather than sales of the departments licensed to third parties) in its net sales in its financial statements prepared in conformity with GAAP, and (3) “[t]he Company does not, however, include any amounts in respect of licensed department sales in its comparable sales in accordance with GAAP.” (Emphasis added) In light of the Staff’s comment, the Company proposes to further clarify the substance of clause (3) of the preceding sentence in future filings by adding a parenthetical thereto as follows: “The Company does not, however, include any amounts in respect of licensed department sales (or any commissions earned on such sales) in its comparable sales in accordance with GAAP.”

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Please tell us why you have not quantified your revenue from commissions received from licensed departments in connection with your discussion of the change in comparable store sales including departments licensed to third parties and the change in your total net sales. In this regard, since an increase in sales of departments licensed to third parties does not have a one-to-one impact on your revenue, quantifying the increase in third party sales appears appropriate only to the extent that it is presented as context for understanding the increase in your own revenue. Simply stating that you receive commissions from these third party sales does not fully achieve this objective. In your response, please

Ms. Jennifer Thompson
Securities and Exchange Commission
May 8, 2014

quantify for us your commission revenue for each year presented in your financial statements.
Response: As discussed below, the Company believes that the amount of revenue received from licensing third parties to operate certain departments is immaterial, and that disclosure of such amount is neither required nor helpful to investors. The Staff is supplementally advised that merchandise sales (representing net sales from stores and all net Internet sales) accounts for approximately 97% of net sales as reported on the face of the Company’s statements of operations, with the balance being attributable to sales of private brand goods directly to third party retailers, licensed department income, shipping and handling fees, and sales of excess inventory to third parties (in that order of magnitude).
The Company does not disclose the quantitative impacts of licensed department income – or sales of private brand goods to third party retailers, shipping and handling fees, and sales of excess inventory to third parties – because these amounts individually, and in the aggregate, are not material to the overall operations of the Company. Moreover, the Company’s objective in presenting a supplemental non-GAAP measure of comparable sales growth that includes the impact of sales of departments licensed to third parties is not focused on the impact of related commissions on its results of operations. As noted above, the Company’s comparable sales measure calculated in accordance with GAAP does not include any amounts (commissions or otherwise) in respect of licensed department sales. As described on page 16, “[m]anagement believes that providing comparable sales growth including the impact of growth in comparable sales of departments licensed to third parties supplementally to its results of operations calculated in accordance with GAAP assists in evaluating the Company's ability to generate sales growth, whether through owned businesses or departments licensed to third parties, on a comparable basis, and in evaluating the impact of changes in the manner in which certain departments are operated (e.g., the conversion in 2013 of most of the Company's previously owned athletic footwear business to licensed Finish Line shops).” In particular, management believes that this supplemental measure is useful in assessing total customer demand, and that growth in sales of departments licensed to third parties reflects increased customer traffic that is believed to correlate to increases in the Company’s sales from non-licensed departments. Accordingly, the Company believes that quantifying the commissions that it earns on sales of departments licensed to third parties could distract investors from the bigger picture of customer traffic and related impact on non-licensed sales, and cause them to focus on immaterial amounts of commissions in a manner that differs from the way that management views the Company’s business.

2.
Based on our previous reviews of your company, it appears that management separately tracks the sales from stores and online (e.g. Macy’s stores versus macys.com). Please confirm our assumption that you continue to do so. If so, please tell us how you considered quantifying online sales for your investors, and quantify online sales for us within your response. We believe that describing the change in the mix of online versus store sales over time will provide your investors with greater insight into your success in dealing with an important

Ms. Jennifer Thompson
Securities and Exchange Commission
May 8, 2014

trend in the retail industry and the changes resulting from your omnichannel integration strategy. While we recognize that situations such as placing an online order while standing in a store make it difficult to present pure store and online sales amounts, we assume that if management separately tracks the sales from stores and online you are using a reasonable allocation methodology to make those figures meaningful to you, and we believe that your investors would benefit from you sharing this information along with your allocation methodology. We remind you that one of the principal objectives of MD&A is to provide your investors with a view of the company through the eyes of management by providing both a short term and long term analysis of the business, and to do this, you should consider disclosure of the key variables and other factors that management uses to manage the business. See SEC Release No. 33-8350.
Response: The Staff is advised that the Company tracks sales based on a variety of factors, from stores and online, as well as by brand, store location, and in various operational configurations, based upon the manner in which they are recorded in the Company’s financial reporting systems (which does not necessarily reflect how such sales were initiated). The Staff is further advised that management has considered the issue of separate disclosure of amounts of online sales, and has concluded that such disclosure is neither required nor helpful to investors.
As disclosed in the overview to MD&A on page 14, the Company is focused on three key strategies for continued growth in sales, earnings and cash flow in the years ahead, one of which is “driving the omnichannel business.” As also disclosed on page 14, “[T]he Company's omnichannel strategy allows customers to shop seamlessly in stores and online, via computers or mobile devices.” The Staff is further advised that there is a highly intertwined and symbiotic relationship among the various channels utilized in the Company’s omnichannel strategy. For example, (1) in addition to generating direct sales, online resources increase sales of stores by raising the profiles of the stores and the merchandise that they offer, and by providing valuable pre-shopping information, (2) conversely, stores increase online sales by providing customers with in-store access to online channels, as well as opportunities to view, touch and/or try on physical merchandise and to order online but take delivery of their purchases at stores, (3) merchandise purchased online generally can be returned at any of the Company's department stores, (4) the merchandise mix offered online is not materially different from that offered in the Company's department stores, (5) the majority of such merchandise is commonly purchased from the same vendors, (6) associates in any store can sell a product that may be unavailable locally by selecting merchandise from other stores or online fulfillment centers for shipment to the customer's door, and (7)  the Company's online fulfillment centers can draw on store inventories nationwide to fill orders that originate online, via computers or mobile devices. Accordingly, the Company believes that there is no fundamental difference between online sales and in-store sales and, as discussed above, includes both types of sales in the Company’s comparable sales, which is a key measure used by management in assessing the Company’s performance. The Company further believes that, as a result of the Company’s ongoing implementation of its

Ms. Jennifer Thompson
Securities and Exchange Commission
May 8, 2014

omnichannel strategy, the definitive source from which a sale is initiated, originated, fulfilled and serviced is blurred to the point that any effort to separately report “online” sales would not be meaningful to investors. For example, although the Company tracks where particular sales are recorded in its financial reporting systems (e.g., purchased and fulfilled at a store, ordered and fulfilled online, ordered online fulfilled by a store), it is not able to track the manner in which the sale was initiated (e.g., a store visit, a website visit, an email link, via a mobile device application, by phone order), and it accounts for merchandise returns in a manner that may reduce net sales for a location or channel within the organization other than the location or channel at which the sale was originally recorded. In addition, the Company believes that separately reporting “online” sales would distract investors from the bigger picture of seamless omnichannel merchandising through multiple channels, and would be inconsistent with the manner in which management views the Company’s business.

3.
We note that your rate of sales growth declined from fiscal 2012 to fiscal 2013 when adjusted for the impact of the extra week in fiscal 2012. However, your MD&A does not explain why this occurred. Based on your year-end earnings call and other publicly available information, it appears the underlying factors that drove this decline in the rate of sales growth may include macroeconomic factors, your increased promotional activity in fiscal 2013, and the impact of weather in January 2014. Please confirm our assumption, if correct, or explain to us the factors that led to this decline in the rate of sales growth. Please analyze the factors behind changes in your rate of sales growth within your MD&A to provide investors with adequate context around your results so that they can assess the likelihood that past performance will be indicative of future performance.

Response: The Company is aware of its reporting obligations under Item 303 of Regulation S-K, and strives to assist investors in understanding period-to-period changes in its results of operations. In this regard, absent the existence of discernible trends that warrant specific comment, the Company’s disclosures regarding changes in its results of operations tend to focus on period-to-period changes as opposed to changes in the growth rates for the periods presented.
As disclosed in the overview of MD&A on page 15: “[T]he Company's operations are impacted by competitive pressures from department stores, specialty stores, mass merchandisers, online retailers and all other retail channels. The Company's operations are also impacted by general consumer spending levels, including the impact of general economic conditions, consumer disposable income levels, consumer confidence levels, the availability, cost and level of consumer debt, the costs of basic necessities and other goods and the effects of weather or natural disasters and other factors over which the Company has little or no control. In recent years, consumer spending levels have been affected to varying degrees by a number of factors, including modest economic growth, a slowly improving housing market, a rising stock market, uncertainty regarding governmental spending and tax policies, high unemployment levels and tightened consumer credit. These factors have affected to varying degrees the amount of funds that consumers are willing and able to spend

Ms. Jennifer Thompson
Securities and Exchange Commission
May 8, 2014

for discretionary purchases, including purchases of some of the merchandise offered by the Company.” (Emphasis added) As we are sure the Staff can appreciate, it can be extremely difficult to isolate specific cause-and-effect relationships between the myriad competitive, macroeconomic and nature-based phenomena that affect the Company’s results of operations and the Company’s reported results of operations for a particular period.
With respect to fiscal 2013, macroeconomic factors certainly affected the Company’s results of operations, as they do every year. That said, the Company has not identified any cause-and-effect relationship that warrants specific disclosure beyond that which was provided in the Form 10-K. The same is true with respect to promotional activity – which reflects competitive pressures – and as to which the Company’s Chief Financial Officer remarked in the Company’s February 25, 2014 earnings conference call: “[H]onestly, I think every year is promotional in this business. So I don’t expect it to get better or worse in terms of our guidance.” While the unusually severe weather that was experienced in certain regions of the country in January impacted the Company’s results of operations for fiscal 2013, the Company does not believe that the impact was material to the full year and the Company’s weather-related comments made in its February 25, 2014 earnings conference call were directed to the month of January and/or the fourth quarter. In addition, against the backdrop of the Company’s disclosure that its operations are impacted by the effects of weather and the common knowledge regarding the severe winter weather experienced in certain regions in January, the Company disclosed that its 2013 sales were strongest in the southern regions (which were less affected by inclement weather). Finally, the Company notes that, from a comparative standpoint, 2013 followed a succession of years in which, as is readily apparent from the selected financial data at page 13, the Company experienced particularly strong year-over-year sales growth.
In light of the foregoing, the Company is comfortable with its MD&A disclosures for 2013, but will keep in mind the requirements of Item 303 of Regulation S-K, the Commission and Staff guidance relating thereto, and the Staff’s comment above when preparing future filings.
* * * * * * *
The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Thompson
Securities and Exchange Commission
May 8, 2014

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-3704, or by facsimile at (214) 969-5100.
Very truly yours,

/s/ Mark E. Betzen

Mark E. Betzen

cc:    Jim Allegretto, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Joel A. Belsky, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
John Atkinson, KPMG LLP
Scott Flynn, KPMG LLP